

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via E-mail
Michael D. Clayman, M.D.
Chief Executive Officer
Flexion Therapeutics, Inc.
10 Mall Road, Suite 301
Burlington, MA 01803

> **Re:** **Flexion Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 9, 2013**
> **CIK No. 0001419600**

Dear Dr. Clayman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors
Risks Related to Our Financial Condition and Need for Additional Capital
If we fail to obtain additional financing, we would be forced to delay…, page 10

1. We note your response to our prior comment 8. Please disclose the amount of your existing cash, cash equivalents and working capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Valuation of Common Stock, page 55

2. Response 14 discloses volatilities of five peer companies for three valuation dates for one to five years. Please tell us how you determined your volatility assumption from this

data. Confirm if you measured volatility over the expected term of 6.1 years or revise as necessary or explain why no revision is necessary.

FX006 Development Program
Study FX006-2011-001, page 76

3. We note your response to our prior comment 24 and associated revisions to your draft registration statement. In your discussion of p-values, please explain the significance of the p-values observed and clarify the relationship between statistical significance and a p-value less than 0.05.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Sean M. Clayton, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121